EXHIBIT 22

List of Guarantor Subsidiaries of Hillenbrand, Inc.

The following subsidiaries of Hillenbrand, Inc. (the “Parent”) are guarantors with respect to our senior unsecured notes:

Hillenbrand Luxembourg Inc.
Milacron Plastics Technologies Group LLC
Milacron Marketing Company LLC
Milacron LLC
Coperion Holding North America Inc.
Coperion Process Solutions LLC
Hillenbrand FHN Holdings, LLC